UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

KU6 ANNOUNCES RESTRUCTURING OF ITS SALES DEPARTMENT
On May 18, 2011, Ku6 Media Co., Ltd. (“Ku6” or the “Company”) announced that, as part of its strategies to streamline operations, manage costs and improve efficiency, it plans to restructure its sales department. After the restructuring, Ku6 expects to maintain a smaller but more efficient sales team and to adopt various measures to enhance sales performance. Such measures will include outsourcing some of its sales efforts to third-party advertising agencies and exploring more effective sales channels.
The restructuring will reduce Ku6’s total workforce by approximately 20% and all employees affected will be from the sales force. Ku6 plans to complete the restructuring within two weeks from the announcement. Ku6 expects that a non-recurring restructuring charge will be taken in the second quarter of 2011, and that its revenues in the second and third quarters of 2011 would be negatively affected by the restructuring while a cost/expense reduction could be achieved, and the improved sales efficiency and effectiveness resulting from the restructuring should enhance long-term shareholder value.
Forward-looking Statements
This filing contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only Ku6’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that Ku6’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect Ku6’s future results and financial condition include: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 does not undertake any obligation to update this forward-looking information, except as required under law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO

Date: May 18, 2011

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